SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            For the Month of May 2004

                             -----------------------

                          TECNOMATIX TECHNOLOGIES LTD.
                 (Translation of Registrant's Name into English)

            Delta House, 16 Abba Eban Avenue, Herzliya 46120, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         [X] Form 20-F     [_] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               [_] Yes   [X] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto is the Registrant's annual report for the year ended December 31, 2003.

In addition to the annual report, the registrant has distributed to its shareholders the registrant's annual report on Form 20-F for the year ended December 31, 2003, which annual report was filed with the Securities and Exchange Commission on March 31, 2003.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     TECNOMATIX TECHNOLOGIES LTD.
                                     (Registrant)

                                     By: /s/ Jaron Lotan
                                     ----------------------------
                                     Jaron Lotan
                                     President & Chief Executive Officer

Dated:  May 10, 2004

2003 ANNUAL REPORT
TECNOMATIX TECHNOLOGIES LTD.

The Right Vision - The Right Strategy - The Right Execution

"Today critical inefficiencies between process planning and production execution increase cost, limit production options, and slow time to market. Tying the two together - as Tecnomatix is doing - will generate significant savings and revenue for manufacturers in a variety of industries." Greg Gorbach, Service Director, Collaborative Manufacturing and Architecture, ARC Advisory Group

Company Profile
Tecnomatix has consistently led the production engineering evolution by providing best-in-class products for planning, engineering and optimizing manufacturing workplaces, systems and processes. Today's leading global manufacturers are adopting Manufacturing Process Management (MPM) solutions to build revenue and profitability by increasing throughput, accelerating time to volume and decreasing costs.

In 2004, Tecnomatix continues to demonstrate its leadership in pursuit of manufacturing excellence. The Company's eMPower Enterprise Solutions-- introduced to the market in 2000 -- have been adopted by over 100 world-leading manufacturers for their global manufacturing planning. And with over 5000 companies using eMPower products for their production engineering activities, Tecnomatix is proving its ability to set the right vision, to form the right strategy and to execute it successfully.

Collaborative Process Planning, Execution and Management with eMPower:
1. Allocate resources and equipment to product
2. Plan line layout and operations
3. Analyze cost and performance
4. Define and analyze logistics
5. Simulate and optimize the line
6. Deliver manufacturing information to the shop floor
7. Execute production


Financial Highlights
Statement of Operations US$ in thousands, except share data


                                                       2003            2002            2001
                                                       ----            ----            ----
Revenues                                       $     86,257    $     82,005    $     86,900

Operating income (loss)                        $    (10,704)   $     (1,748)   $    (14,515)

Net income (loss)                              $    (10,340)   $     (2,830)   $    (13,910)

Diluted earnings (loss) per share              $      (0.94)   $      (0.27)

Weighted average number of shares used for
computing diluted earnings (loss) per share      11,054,556      10,607,140      10,366,125

Balance Sheet Data At December 31,


                                                       2003            2002            2001
                                                       ----            ----            ----
Working capital                                $     12,469    $     26,837    $     57,758

Total assets                                   $    117,100    $    115,817    $    123,379

Short-term credits and current maturities of
long-term debt                                 $        833                    $        687

Long-term debt, less current maturities        $     24,167    $     37,428    $     43,765

Shareholders' equity                           $     58,352    $     54,917    $     55,893

Net cash provided by operating activities      $     11,146    $      6,855    $      4,762



Letter to Shareholders
Dear Fellow Shareholders, Partners and Employees, 2003 was a year of accomplishments as we executed several strategic initiatives that will allow us to achieve our long-term business objectives. First, we brought the Company back to growth. We strengthened our leadership in the MPM domain, deepening our relationship with key customers as they expanded their deployment of our eMPower solutions and helping more customers leverage their manufacturing facilities to deliver more products, faster and cheaper. We extended our market reach by partnering with other leaders. We broadened the footprint of MPM by investing in R&D and acquiring a new line of production management solutions. And we received the largest endorsement ever from a customer, validating our ability to set the right vision, to form the right strategy and to execute it successfully.

Back to Growth
In 2003, our primary financial goal was to return to growth. We did it. We closed the year with revenues of $86.3 million compared to $82.0 million in 2002. This growth was particularly strong in the fourth quarter, where we achieved record quarterly revenues of $25.2 million, representing a 24% sequential and 18% year-over-year increase. Revenues from our Electronics division during 2003 continued to be affected by the slowdown in the electronics industry. This decline was partially offset by growth in the Mechanical division, with companies continuing to expand deployment of our MPM solutions. We reported operating loss of $10.7 million, compared to operating loss of $1.7 million in 2002. The increase in our operating expenses was mainly due to one-time charges related to the acquisition of USDATA assets and liabilities, restructuring costs, and impairment of software assets. Net loss for the year was $10.3 million, or $0.94 per diluted share, compared to a net loss of $2.8 million, or $0.27 per share, in 2002.

Most important, during 2003 we generated positive cash flows from operating activities of $11.1 million and ended the year with $33.8 million in cash, cash equivalents, short-term investments and long-term investments. At the end of 2003, we redeemed all of the Company's outstanding 5.25% Convertible Subordinated Notes due August 2004.

Leading the MPM Market
MPM is driving manufacturing efficiency for companies across the globe. MPM developed over the past 20 years, along with our installed customer base of over 5,000 companies in the automotive, aerospace, electronics and heavy equipment industries.

MPM addresses our customers' goals to produce multiple products in multiple plants and deliver customized products at reasonable costs. MPM enables our customers to plan manufacturing processes among dispersed teams of engineers, transfer these processes to plants and suppliers, and manage this vast amount of knowledge and information so that it can be quickly reused and implemented anywhere in the world. By centralizing corporate knowledge on one database and standardizing the way that they and their suppliers plan and deliver manufacturing processes, our customers are responding quicker to market demand, optimizing their manufacturing performance and cutting costs.

To address the evolving needs of our customers, in 2003 we continued to enhance the capabilities of our eMPower platform for collaborative planning, simulating, analyzing, optimizing, executing and managing manufacturing processes. Important product enhancements this year included the Process Designer, which enables full manufacturing planning in a 3D environment; the Web Editor, which enables editing manufacturing processes over the Web; and eM-Insight and eM-TolCenter, both part of our eMPower Quality solution.

In addition, we strengthened our position as a market leader in the electronics manufacturing software industry with the launch of our new eMPower for Electronics solution. This solution, which offers a new generation of applications, including design for manufacturing and shop-floor traceability, provides a unique common database for planning, programming and optimizing electronics assembly and testing processes. Over 100 new customers have already adopted the new eMPower for Electronics solution joining our electronics customer base of over 1,500 companies.

Our eMPower platform now supports more than 120 software applications for automated and non-automated manufacturing processes like welding, painting, logistics, stamping, machining, assembly and testing.

Entering A New Era in MPM
Customer success has always been our primary focus. As we help our customers realize economic benefits in today's challenging market, we deepen our commitment to their success - and to our own. Some of the world's best-known and most innovative companies - including Alcatel, Audi, BMW, Comau, Ford, GM, Magna Steyr, Mazda, PSA Peugeot Citroen, Robert Bosch, Suzuki, Schneider Electric, Tesco, Victron and Volkswagen - are driving the growing acceptanceof MPM as the means to achieve better manufacturing performance and returns.

When we introduced the eMPower Enterprise Solutions to the market over three years ago, we realized that a decision to adopt a MPM solution may entail a significant change in a customer's organization and business processes. Accordingly, we knew that the first two years would require extensive educational, sales and engineering efforts on our part, with customers deploying MPM step-by-step, starting with pilot projects and limited implementations. We believed that the third year would see the fruits of these efforts maturing into mainstream adoption programs with customers deploying our solutions throughout their organizations and creating a steady flow of repeat orders. We are pleased to report that we are on track. Today, we have over 300 enterprise projects at different stages of adoption and over 1600 seats of our core planning application deployed across the world.

One of these projects has led to a four-year global agreement that we signed with a major automotive company with expected revenues of over $50 million - the largest agreement in our history. This agreement to implement Tecnomatix eMPower Enterprise Solutions throughout the customer's manufacturing operations worldwide, represents an expansion of our relationship with this customer, and addresses all the customer's manufacturing disciplines globally. Tecnomatix received the contract as the result of successful initial implementations that have delivered significant value over the past two years. In addition, another leading automotive manufacturer from Asia decided to implement a MPM strategy using our solutions and placed an initial order for several million dollars.

This is just the beginning of a new era in MPM. This market is still young and companies are still in the early stages of adopting MPM enterprise strategies. While our core engineering products continue to be a major part of our revenues, we believe that as world-leading manufacturers recognize the invaluable manufacturing efficiencies and cost benefits of implementing our eMPower Enterprise Solutions they will gradually take the step to full MPM deployment throughout their global facilities.

Partnering with Leaders for Growth
Teaming up with world-leading companies whose products, services or technology are complementary with our eMPower offerings is part of our strategy to scale our operations, expand our market coverage and better serve our customers.

In mid-2002, we formed a strategic alliance with UGS PLM Solutions, whereby Tecnomatix solutions would become an integral part of the UGS product life-cycle management environment. This alliance required both parties to invest resources in development, marketing and sales training projects. Towards the end of 2003, we began to see the benefits of our relationship at major North American customers as they progressed in global implementation of our MPM solutions and required tight integration and collaboration between their prime software suppliers. In addition, the UGS PLM sales team began selling the Tecnomatix solutions adding several new customers to our customer base. We continue to invest in sales and R&D projects and expect to release a joint offering in mid-2004, providing strong seamless integration between our MPM applications and the UGS PLM backbone.

Expanding our MPM Offering
Tecnomatix' leading MPM solutions, our track record of delivering customer value, and our leadership team continue to drive Tecnomatix' performance. At the same time, we are managing our financial resources with targeted acquisitions that broaden and deepen our offering and presence in key categories and markets. This year, we acquired the assets and liabilities of USDATA. USDATA's products are used to monitor, supervise and control manufacturing processes on the shop floor.

The acquisition of USDATA is a major step forward in our strategy to broaden the footprint of MPM throughout our customers' manufacturing facilities. Since launching MPM, we have seen the beginning of a revolution in the way manufacturing processes are developed and delivered. Using MPM, manufacturers have been able to cut costs, improve throughput and get to market quicker. Now our customers want to optimize their worldwide assets by spreading best practices around the world and managing customer orders globally. This requires better visibility of manufacturing operations in different plants and closer collaboration between the planning and engineering departments, the shop floor and supply chain. The goal of MPM is to address manufacturers' major challenges and to deliver very real benefits to customers.

We plan to consolidate all our shop-floor applications on one platform. This platform will be integrated into our eMPower platform, providing an integrated environment for collaborative planning, engineering and execution of manufacturing processes. With this extended MPM platform serving as the manufacturing backbone from the New Product Introduction phase through the execution cycle, our customers will have far more agile manufacturing organization. Managers will have visibility of their manufacturing performance and capacity. The shop floor will be able to give input back to engineering in order to implement continuous improvements and best practices. We believe our new shop-floor offering will be a major contributor to our growth prospects.

Investing in Management
At the beginning of 2004, the Tecnomatix Board of Directors appointed Jaron Lotan Chief Executive Officer. Jaron will continue to hold the position of President of Tecnomatix. Harel Beit-On, who has served as Chairman and Chief Executive Officer of the Company for the past eight years, will continue to serve as the active Chairman of the Tecnomatix Board of Directors and will continue to contribute to the strategic development of Tecnomatix, and to advance relations with key customers, strategic partners and the investment community.

Looking Ahead

Our challenge for 2004 is to nurture, grow and capitalize on our leadership position. To this end, we will:

     - Work together with our customers to insure successful implementations and generate repeat sales.

     - Complement our direct sales force by supporting and increasing our third-party network of alliances

     - Work closely with our partners to benefit our customers and grow our revenues

     - Continue to look for M&A opportunities to expedite the growth and improve our offerings.

Finally, we remain committed to increase shareholder value by containing expenses and increasing profitability.

As we look to the future, we have the right vision, the right products and the proven ability to execute. Our customers recognize the value of a powerful MPM platform that supports all their manufacturing needs. And behind every deployment stand the people of Tecnomatix whose unmatched expertise and focus on MPM are key to helping our customers meet their manufacturing goals.

We thank our shareholders for their continued confidence in Tecnomatix, and thank our employees and partners who continue their relentless work to advance Tecnomatix' leadership position in the MPM market. Most importantly, we thank our customers who, with Tecnomatix, are changing the way manufacturers bring products to market.

Harel Beit-On
Chairman of the Board of Directors

Jaron Lotan
President and Chief Executive Officer

Caption:
The adoption of eMPower Enterprise Solutions is typically a step-by-step process. The introduction starts with a pilot project. Following its success, the customer will start an initial implementation for planning one of the company's manufacturing processes, gradually expanding to global deployment for all its manufacturing process development and management.

"Using eMPower, Alcatel has reduced the time needed to transfer information to our North American contract manufacturers from two days to one, and the increased visibility to their processes has improved our quality significantly." Kazem Sahebi, North America Process Development, Team Leader, Alcatel.

"The development of our eMPower solution is a strategic project that enables us to manage complex planning tasks, improve planning quality and reduce costs."Andreas Rapp, Head of Logistics Planning A3, Audi AG.

"Tecnomatix MPM solutions have been providing Comau high returns on our investment for over ten years. eMPower solutions are a valued component of our operations, helping us to reduce our customers' overall operating costs while significantly cutting processing times." Antonio Pastore, IT Manager, The Comau Group.

"As our digital manufacturing partner, Tecnomatix has worked closely with us to ensure that our operations communicate, collaborate and plan more effectively. eMPower solutions have enabled us to maintain and build our commitment to quality over the last three years." Michel Delage, ,Senior Vice President of Manufacturing, Schneider Electric SA.

Our Customers

AUTOMOTIVE
Audi BMW Comau DaimlerChrysler Fiat Ford General Motors...Kia Kuka Magna Steyr
Mazda PSA Peugeot Citroen Renault....Suzuki Volkswagen Volvo

ELECTRONICS
Alcatel Canon Celestica Delphi Ericsson Hewlett Packard, Intel Lucent Motorola Nokia Philips Samsung Sanmina-SCI, Schneider Electric Solectron Siemens Toshiba Universal, Venture

AEROSPACE
Airbus Boeing British Aerospace EADS General Electric, Korea Aerospace Industries (KAI) Lockheed Martin, McDonnel Douglas Pratt & Whitney

OTHER INDUSTRIES
Anheuser Busch Caterpillar GEC Alsthom Hyundai JI Case, MAN Mannesman Komatsu Mitsubishi Heavy Industries

Corporate Directory

EXECUTIVE OFFICERS
Jaron Lotan
President & Chief Executive Officer

Oren Steinberg
Chief Financial Officer & Executive Vice President

Olivier Leteurtre
Executive Vice President, Sales and Field Operations

Amir Livne
Executive Vice President, Business Development & Strategy

Ziyon Amram
Executive Vice President, Global Product Operations

DIRECTORS

Harel Beit-On
Chairman of the Board of Directors

Shlomo Dovrat
Vice Chairman

Kenneth J. Bialkin
Director

Gerald B. Cramer
Director

Aharon Dovrat
Director

Yaron Eitan
Director

Talia Livni
Director

Avi Zeevi
Director

Independent Auditors
Brightman Almagor & Co.
A member of Deloitte Touche Tohmatsu
Mercaz Azrieli 1
Tel Aviv 67201
Israel

General Counsel
Meitar, Liquornik, Geva & Co.
16 Abba Hillel Silver Road
Ramat Gan 52506
Israel

Counsel in U.S.A.
Skadden, Arps, Slate, Meagher & Flom
4 Times Square
New York, NY 10036
U.S.A.

Investor Relations
The Ruth Group
141 Fifth Avenue
New York, NY 10010
U.S.A.

Transfer Agent
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
U.S.A.

Form 20-F
Copies of the Company's Annual Report on Form 20-F as filed with the Securities and Exchange Commission may be obtained by shareholders without charge on written request.

Shares
The Company's shares are traded over the counter (National Market System) with the NASDAQ symbol TCNO.

Corporate Headquarters
Tecnomatix Technologies Ltd.
Delta House, 16 Abba Eban Avenue
Herzlia 46120, Israel
Tel: (972) 995-94777
Fax: (972) 995-44402